Filed Pursuant to Rule 253(g)(2)
File No. 024-10927

FUNDRISE INCOME EREIT III, LLC

SUPPLEMENT NO. 4 DATED MAY 13, 2020
TO THE OFFERING CIRCULAR DATED MARCH 11, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT III, LLC (“we”, “our” or “us”), dated March 11, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 11, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – Hauser SGS, LLC

On October 8, 2019, we acquired from Fundrise Lending, LLC, a first mortgage bridge loan with a maximum principal balance of $4,500,000 (the “Hauser SGS Senior Loan”), $4,000,000 of which was funded at closing. The borrower is a tenancy in common formed by Hauser SGS, LLC (“Hauser SGS”), Hauser BG LLC, Hauser JBG LLC and Hauser SE LLC, and managed by Hauser SGS. The borrower used the loan proceeds to refinance the recent acquisition of approximately 33,000 square feet of land, located at 2405-2423 Hauser Blvd, Los Angeles, CA 90016 (the “Hauser SGS Property”). Hauser SGS is in process of applying for permits to redevelop the site with 30 apartment units.

On May 7, 2020, Hauser SGS paid off the investment for the full amount of principal drawn to date plus interest. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 11.8%. Our internal rate of return was higher than the stated rate because the borrower funded 12 months of interest on the maximum principal balance into a reserve account at closing. Hauser SGS closed on Opportunity Zone equity to recapitalize the land and intends to pursue construction financing.